DSM Press Statement

DSM, Corporate Communications
[redacted]e Netherlands
(31) 45 5740680

DSM

07028825

RECEIVED
2007 DEC 27 P 3:18

SUPPL

95E

Heerlen (NL)/Mumbai (IN), 6 December 2007

DSM Anti-Infectives enters into partnership with Indian company Arch Pharmalabs Ltd.

DSM Anti-Infectives, a business group of Royal DSM N.V., the global life sciences and materials sciences company headquartered in the Netherlands, and Mumbai (IN) based Arch Pharmalabs Ltd., a pharmaceutical company manufacturing active pharmaceutical ingredients (APIs), have signed a partnership agreement.

In the partnership DSM Anti-Infectives will contribute its innovative fermentative technologies and market access to the partnership, whereas Arch will utilize its asset base in India and its competences in chemical conversion *"This will accelerate the development of new products for DSM Anti-Infectives"* commented Gerard de Reuver, Business Group Director DSM Anti-Infectives.

As announced in June 2007, DSM Anti-Infectives is currently rationalizing its portfolio and actively looking for partnerships. A part of the current portfolio (such as clavulanic acid) will be divested and new products will be developed.

DSM Anti-Infectives
DSM Anti-Infectives is the world's leading supplier of active pharmaceutical ingredients such as amoxicillin, ampicillin, cephalexin and cefadroxil, the worlds most widely used broad spectrum antibiotics for combating bacterial infections. Its product portfolio also includes clavulanic acid, nystatin, penicillin, penicillin intermediates (6-APA and 7-ADCA), industrial enzymes and side chains. The company is headquartered in Delft, the Netherlands, and has a global presence with manufacturing facilities in Europe, Africa, China and India and sales offices across the globe. More information can be found on http://www.dsm.com/en_US/html/dai/daihomepage.htm.

PROCESSED
JAN 0 2 2008
THOMSON FINANCIAL

DSM
DSM creates innovative products and services in life sciences and materials sciences, contributing to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and enjoyable way of living. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics & electronics, life protection and housing. The company strategy, *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation, an increased presence in emerging economies and operational excellence. DSM has annual sales of almost EUR 9 billion and employs some 22,000 people worldwide. The company is headquartered in the Netherlands, with locations in Europe, Asia, the Americas, Africa and Australia. More information on DSM can be found at www.dsm.com.

More information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Marc Silvertand
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

96E

Heerlen (NL), 7 December 2007

DSM - Repurchase of shares (week 49)

Royal DSM N.V. has repurchased 608,500 of its own shares in the period from 29 November 2007 up to and including 5 December 2007 at an average price of EUR 34.18. This is in accordance with the first phase of the share buyback program, announced on 1 October 2007. The consideration of this repurchase was EUR 20.8 million.

The total number of shares repurchased under the first phase of this program to date is 6,332,208 shares for a total consideration of EUR 232.0 million.

DSM

DSM creates innovative products and services in life sciences and materials sciences, contributing to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and enjoyable way of living. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics & electronics, life protection and housing. The company strategy, *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation, an increased presence in emerging economies and operational excellence. DSM has annual sales of almost EUR 9 billion and employs some 22,000 people worldwide. The company is headquartered in the Netherlands, with locations in Europe, Asia, the Americas, Africa and Australia. More information on DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations

tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

END